UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K
_____________________________________________________________________________

/X/	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2008

OR

/ /	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE TRANSITION PERIOD FROM __________ TO __________

_____________________________________________________________________________

COMMISSION FILE NUMBER: 0-8084

_____________________________________________________________________________

SAVINGS PLAN OF THE CONNECTICUT WATER COMPANY

_____________________________________________________________________________

Connecticut Water Service, Inc.
93 West Main Street
Clinton, Connecticut 06413
(860) 669-8636

Savings Plan of the Connecticut Water Company
Financial Statements and Supplemental Schedule
December 31, 2008 and 2007

Savings Plan of the Connecticut Water Company
Index
December 31, 2008 and 2007

Other supplemental schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act ("ERISA") of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Plan Administrator
Savings Plan of the Connecticut Water Company

We have audited the accompanying statements of net assets available for benefits of Savings Plan of the Connecticut Water Company as of December 31, 2008 and 2007, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Savings Plan of the Connecticut Water Company as of December 31, 2008 and 2007, and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the 2008 basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the 2008 basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the 2008 basic financial statements taken as a whole.

/s/ J.H. Cohn LLP
Glastonbury, Connecticut
June 26, 2009

Savings Plan of the Connecticut Water Company
Statements of Net Assets Available for Benefits
December 31, 2008 and 2007

	2008	2007

Assets
Cash	$4,431	$128,747

Investments, at fair value
Mutual funds	8,003,549	11,459,620
Connecticut Water Service, Inc. common stock fund	1,265,547	877,872
Collective investment trust	1,469,223	1,108,253
Participant loan accounts	300,003	326,486
Total Investments	11,038,322	13,772,231

Receivables
Due from brokers	1,360	--
Total Assets	11,044,113	13,900,978

Liabilities
Due to brokers	5,791	128,747
Net assets available for benefits at value	$11,038,322	$13,772,231

The accompanying notes are an integral part of these financial statements.

Savings Plan of the Connecticut Water Company
Statements of Changes in Net Assets Available for Benefits
Years Ended December 31, 2008 and 2007

	2008	2007

Changes to net assets attributable to:
Investment income (loss):
Interest	$22,810	$25,539
Dividends	248,316	745,824
Net (depreciation) appreciation in value of investments (see Note 3)	(3,679,225)	231,531
	(3,408,099)	1,002,894
Contributions:
Employee contributions (including rollover contributions)	1,205,408	974,201
Employer contributions	231,274	212,460
	1,436,682	1,186,661

Total changes	(1,971,417)	2,189,555

Deductions from net assets attributable to:
Distributions to participants	736,907	1,197,439
Administrative expenses (see Note 2)	25,585	23,353
Total deductions	762,492	1,220,792

Net (decrease) increase	(2,733,909)	968,763

Net assets available for benefits, beginning of year	13,772,231	12,803,468
Net assets available for benefits, end of year	$11,038,322	$13,772,231

The accompanying notes are an integral part of these financial statements.

Savings Plan of the Connecticut Water Company
Notes to Financial Statements
December 31, 2008 and 2007

1.	Description of the Plan

The following description of the Savings Plan (the "Plan") of the Connecticut Water Company (the "Company") provides only general information.  Participants should refer to the plan document for a more complete description of the Plan's provisions.  The Company is a wholly-owned subsidiary of Connecticut Water Service, Inc.  The Plan was established by the Board of Directors of the Company in 1985 and was amended and restated since that date.  The Plan is a trusteed, defined contribution plan covering all eligible employees of the Company.

Effective April 1, 2001, eligible employees of Crystal Water Company and Gallup Water Service, Inc., which are both wholly-owned subsidiaries of Connecticut Water Service, Inc., became eligible to participate in the Plan.  Effective December 14, 2001, eligible employees of The Barnstable Water Company, a wholly-owned indirect subsidiary of Connecticut Water Service, Inc., became eligible to participate in the Plan.

Wachovia Bank serves both as the Plan's Trustee and record-keeper.

The Plan includes the following provisions, as described below:

(a)	The Company match is 50% of each participant's employee salary contribution not to exceed 4% of compensation.

(b)
The Plan includes a profit-sharing contribution of up to 1% of compensation linked to successful completion of specific strategic initiatives.  Profit-sharing contributions have additional requirements and restrictions.  No profit-sharing contributions were made for the 2008 and 2007 Plan years.

(c)
Participant salary deferral contributions are made on a pre-tax basis of between 1% and 50%, or a flat dollar amount up to an annual maximum set by the IRS, for all employees.  Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions.  Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.

(d)
New employees are eligible to enroll in the Plan after six months and at least 1,000 hours worked.  Enrollment will take place on the first day of the next plan year quarter following the date on which such eligibility requirements are satisfied.

(e)	Participants are eligible to receive Company matching contributions upon plan enrollment.

Once eligible, employees can elect to enter into a written salary deferral agreement.  Participant loans and hardship withdrawals are permitted.  Changes in contributions are allowed quarterly.

Participants may borrow at least $1,000 and the lesser of $50,000 or 50% of the vested amount of their accounts, at the rate of interest of prime rate plus 1%.  Loans must be repaid within five years, or before attaining age 65, whichever is shorter.  Loans to purchase a principal residence may be repaid within fifteen years.

Savings Plan of the Connecticut Water Company
Notes to Financial Statements
December 31, 2008 and 2007

1.	Description of the Plan (continued)

Effective January 1, 2009, the Company changed the Plan to meet the requirements of a special IRS safe harbor.  Under the provisions of this safe harbor plan, the Company’s matching contribution has been eliminated.  Also, the Company will make an automatic contribution of 3% of eligible compensation for all eligible employees, even if the employee does not make their own contributions.  Employees hired after January 1, 2009 are ineligible to participate in the Company’s pension plan, therefore, the Company will contribute an additional 1.5% of eligible compensation to the employee’s account.

A participant is fully vested at all times in the accrued balance of his or her entire account.

On a daily basis, the Trustee determines the total net earnings of each investment option and allocates this amount to the accounts of the participants on the basis of the percentage each participant has invested in each investment option.

Employer match contributions are deposited into participants' accounts based on the participant elected allocations.

Payments of benefits upon retirement at age 55 or later, or death, are, at the election of the participant, either made in a lump-sum payment, paid over a period of time not to exceed participant's life expectancy, or paid out commencing at age 70-1/2.  Payment of benefits in the event of death are made to the beneficiaries designated by the participant and initiated by the beneficiary.  A retired participant who elects distributions commencing at age 70-1/2 may elect to receive periodic distributions at any time prior to taking a lump-sum payout.  Subject to certain restrictions, distributions to participants under other circumstances are made in the form of lump-sum payments.  Benefits are recorded when paid.

Each participant's account is credited with the participant's contributions, the Company's profit-sharing and matching contributions and account earnings.  Participant's accounts are charged with an allocation of certain administrative expenses to the extent those expenses are not paid by the Company.  Participants are permitted to invest in one or more of the investment options offered pursuant to the provisions of the Plan.

The Due to brokers and Due from brokers line items on the Statements of Net Assets Available for Benefits represent pending trades where settlement has not yet occurred.

2.	Summary of Significant Accounting Policies

Basis of Accounting
The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates in the Preparation of Financial Statements
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management of the Plan to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period.  Actual results could differ from those estimates.

Savings Plan of the Connecticut Water Company
Notes to Financial Statements
December 31, 2008 and 2007

2.	Summary of Significant Accounting Policies (continued)

Administrative Expenses
Administrative expenses and fees of the Plan are ordinarily paid by the Company unless the plan administrator directs the Trustee to pay these expenses utilizing plan assets.  During 2008 and 2007, administrative expenses of $25,585 and $23,353, respectively, were paid to the Trustee out of plan assets.

Valuation of Investments
As of December 31, 2006, the Plan adopted Financial Accounting Standards Board (“FASB”) Staff Position FSP AAG INV-1 and Statement of Position No. 94-4-1, “Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans” (the “FSP”).  The FSP requires the Statement of Net Assets Available for Benefits to present the fair value of the Plan’s investments as well as the adjustment from fair value to contract value for the fully benefit-responsive investment contracts.  The Plan had adopted the FSP as of and for the year ended December 31, 2006 because of its investment in UBS Stable Value Fund, a collective investment trust that invests in fully benefit-responsive investment contracts managed by UBS Fiduciary Trust Company.  The UBS Stable Value Fund was replaced during 2007 with the Wachovia Diversified Stable Value Fund.

As described by the FSP, investments held by a collective investment trust are required to be reported at fair value.  However, contract value is the relevant measurement attribute for that portion of the net assets of a collective investment trust attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the underlying defined-contribution plans.  Since there is not a material difference between fair value and contract value for the Wachovia Diversified Stable Value Fund, the Plan’s investment in these collective investment trusts are presented at contract value, which approximates fair value on the Statements of Net Assets Available for Benefits as of December 31, 2008 and 2007.

The investments in the accompanying statements of net assets available for benefits are stated at fair value.  Securities traded on a national securities exchange are reported at fair value, at the last reported sales price on the last business day of the plan year.  Investments traded in the over-the-counter market and listed securities for which no sales were reported on that date are valued at the average of the last reported bid and asked prices.  Mutual funds are reported at net asset value.

Participant loans are valued at amortized cost, which represents fair value.

Risks and Uncertainties
The Plan provides for various investment options in mutual funds, collective investment trusts, and common stock fund.  Investment securities are exposed to various risks, such as interest rate, market and credit risks.  Due to the level of risk associated with certain investment securities, it is possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participant's account balances and the amounts reported in the accompanying financial statements and supplemental schedule.

Savings Plan of the Connecticut Water Company
Notes to Financial Statements
December 31, 2008 and 2007

2.	Summary of Significant Accounting Policies (continued)

Fair Value Measurements
In September 2006, the FASB issued Statement of Financial Accounting Standards (“SFAS”) No. 157 "Fair Value Measurements" (“SFAS 157”), which defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements.  In early 2008, the FASB issued FSP FAS-157-2, "Effective Date of FASB Statement No. 157", which delays by one year, the effective date of SFAS 157 for certain nonfinancial assets and nonfinancial liabilities.  The Plan has adopted the portion of SFAS 157 that has not been delayed as of the beginning of its 2008 fiscal year and plans to adopt the balance of its provisions as of the beginning of its 2009 fiscal year.

3.	Investments

Participants direct the Trustee regarding the investment of amounts held in their accounts.  The fair value of investments that represent 5% or more of the Plan's total net assets as of December 31, 2008 and 2007 are as follows:

2008
Wachovia Diversified Stable Value	$1,469,223
PIMCO Total Return Fund	1,377,382
Connecticut Water Services, Inc. common stock fund	1,265,547
MFS Value Fund	1,170,769
American EuroPacific Growth Fund	982,165
The Growth Fund of America	823,208
Barclays Global Investors Lifepath 2020	762,992

2007
American EuroPacific Growth Fund	$1,897,307
MFS Value Fund	1,856,150
The Growth Fund of America	1,284,814
Wachovia Diversified Stable Value	1,108,253
PIMCO Total Return Fund	1,090,435
Barclays Global Investors Lifepath 2020	1,088,993
Artisan Small Cap Fund	883,603
Connecticut Water Services, Inc. common stock fund	877,872
Franklin Balance Sheet Investment Fund	699,799

During 2008 and 2007, the Plan's investments (including gains and losses on investments bought and sold as well as held during the year) (depreciated)/appreciated in value, by $(3,679,225) and $231,531, respectively, as follows:

	2008	2007

Mutual funds	$(3,768,333)	$117,550
Common stock fund	32,740	50,272
Collective investment trust	56,368	63,709
	$(3,679,225)	$231,531

Savings Plan of the Connecticut Water Company
Notes to Financial Statements
December 31, 2008 and 2007

4.	Fair Value Measurements

As stated in Note 2, on January 1, 2008, the Plan adopted the methods of fair value as described in SFAS 157 to value its financial assets and liabilities.  As defined in SFAS 157, fair value is based on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  In order to increase consistency and comparability in fair value measurements, SFAS 157 establishes a fair value hierarchy that prioritizes observable and unobservable inputs used to measure fair value into three broad levels, which are described below:

Level 1:	Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities. The fair value hierarchy gives the highest priority to Level 1 inputs.

Level 2:
Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in inactive markets; or model-derived valuations in which all significant inputs are observable or can be derived principally from or corroborated with observable market data.

Level 3:	Unobservable inputs are used when little or no market data is available. The fair value hierarchy gives the lowest priority to Level 3 inputs.

In determining fair value, the Plan utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible as well as considers counterparty credit risk in its assessment of fair value.

Financial assets and liabilities carried at fair value at December 31, 2008 are classified in the table below in one of the three categories described above:

	Level 1	Level 2	Level 3	Total
Mutual Funds	$8,003,549	$--	$--	$8,003,549
Collective Investment Trust	--	--	1,469,223	1,469,223
Common Stock fund	--	1,265,547	--	1,265,547
Participant Loans	--	--	300,003	300,003
	$8,003,549	$1,265,547	$1,769,226	$11,038,322

Investments in mutual funds are valued at the net asset value of shares held by the Plan at year end using market prices on active markets (Level 1).  Level 1 instrument valuations are obtained from real-time quotes for transactions in active exchange markets involving identical assets.

Investments in the common stock fund are valued at the closing price reported on the active market on which the individual securities are traded, plus any uninvested cash position (Level 2).

The Plan’s interest in the collective investment trust is valued based on information reported by the investment advisor using the audited financial statements of the common collective trust at year end (Level 3).  The net asset value is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding.

Participant loans are valued at amortized costs, which approximate fair value (Level 3).

Savings Plan of the Connecticut Water Company
Notes to Financial Statements
December 31, 2008 and 2007

4.	Fair Value Measurements (continued)

The following table rolls forward the Plan’s Level 3 assets for the year ended December 31, 2008:

	Collective Investment Trust	Participant Loans	Total
Balance, beginning of year	$1,108,253	$326,486	$1,434,739
Net appreciation	56,368	--	56,368
Purchases, sales, issuances and settlements (net)	304,602	(26,483)	278,119
Balance, end of year	$1,469,223	$300,003	$1,769,226

5.	Tax Status

The Plan obtained its latest determination letter on March 22, 2005, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code (the "IRC").  The Plan has been amended since receiving the determination letter.  However, the Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC and that, therefore, the Plan qualifies under Section 401(a) and the related trust is tax exempt as of December 31, 2008.  Therefore, no provision for income taxes has been included in the Plan’s financial statements.

6.	Related-Party Transactions

Section 3(14) of the Employee Retirement Income Security Act of 1974, as amended, defines a party-in-interest to include among others, fiduciaries or employees of the Plan, any person who provides services to the Plan or an employer whose employees are covered by the Plan.  Accordingly, loans to participants and investments in Connecticut Water Service, Inc. common stock fund are considered party-in-interest transactions. The Plan held 76,323 and 51,011 units of the Company’s common stock fund as of December 31, 2008 and 2007, respectively.  The fair value of the investment in the Company’s common stock fund was $1,265,547 and $877,872 as of December 31, 2008 and 2007, respectively.  Net appreciation (depreciation) in the Plan's investment in Connecticut Water Service, Inc. common stock fund was $32,740 and $50,272 for the years ended December 31, 2008 and 2007, respectively.  Dividends are reinvested in the Plan when paid.  Total dividends paid during the year ended December 31, 2008 and 2007 were $44,403 and $29,832, respectively.

The Plan's investment in the Wachovia Bank Diversified Stable Value Fund managed by the Trustee is considered an exempt party-in-interest transaction.

7.	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan document to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA.

Savings Plan of the Connecticut Water Company
EIN:  06-0713930
Plan Number:  003
Schedule H - Line 4(i) - Schedule of Assets (Held at End of Year)
December 31, 2008

		Description of Investment
		including Maturity Date,
	Identity of Issuer, Borrower, Lessor or	Rate of Interest, Collateral		Current
	Similar Party	Par, or Maturity Value	Cost	Value

	American EuroPacific Growth Fund	Mutual Fund	**	$982,165
	American Balanced Fund	Mutual Fund	**	470,106
	Artisan Small Cap Fund	Mutual Fund	**	495,689
	Barclays Global Investors Lifepath 2010	Mutual Fund	**	108,427
	Barclays Global Investors Lifepath 2020	Mutual Fund	**	762,992
	Barclays Global Investors Lifepath 2030	Mutual Fund	**	512,013
	Barclays Global Investors Lifepath 2040	Mutual Fund	**	110,042
	Franklin Balance Sheet Investment Fund	Mutual Fund	**	431,337
	The Growth Fund of America	Mutual Fund	**	823,208
	Vanguard 500 Index Fund	Mutual Fund	**	539,262
	Vanguard Small Cap Index Fund	Mutual Fund	**	98,914
	Vanguard Value Index Fund	Mutual Fund	**	121,243
	MFS Value Fund	Mutual Fund	**	1,170,769
	PIMCO Total Return Fund	Mutual Fund	**	1,377,382
	Total Mutual Funds			8,003,549

*	Connecticut Water Service, Inc	Common Stock Fund	**	1,265,547

*	Wachovia Diversified Stable Value Fund	Collective Investment Trust	**	1,469,223

	Federated Auto Cash Management Trust	Cash Management Trust	**	4,431

*	Participant Loans	Interest rates ranging from
		4.25% to 9.25%, maturing
		between 2009 and 2013	**	300,003

	Total Investments			$11,042,753

*	Indicates a party-in-interest

**	Cost information was omitted since all investments are participant directed.

See Report of Independent Registered Public Accounting Firm.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SAVINGS PLAN OF THE CONNECTICUT WATER COMPANY
Date: June 26, 2009	By: /s/ David C. Benoit Name: David C. Benoit Title: Vice President and Chief Financial Officer, Connecticut Water Company, the Plan Administrator

EXHIBIT INDEX

Exhibit No.	Description
23	Consent of J.H. Cohn LLP